UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 000-50859

 TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 17, 2017, Top Ships Inc. (the "Company") amended it previously announced Common Stock Purchase Agreement (the "Purchase Agreement") with Kalani Investments Limited ("Kalani").  Pursuant to the amendment, the Company and Kalani have agreed to increase the maximum amount that may be sold under the Purchase Agreement, as amended, from $3,099,367 shares of its common stock, par value $0.01 to $6,940,867 shares of its common stock  (the "Offered Shares") over a period of 24 months, subject to certain limitations. In consideration for entering into the amended Purchase Agreement, the Company has also agreed to issue up to an additional 56,796 of shares of its common stock, par value $0.01 to Kalani as a commitment fee.

Kalani has no right to require any sales and is obligated to purchase the Offered Shares as directed by the Company, subject to certain limitations set forth in the agreement.

This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.  Any offers of securities will be made only by means of a prospectus supplement and accompanying base prospectus. A shelf registration statement on Form F-3 (File No. 333-215577), including a base prospectus, relating to the securities being offered has been filed with the U.S. Securities and Exchange Commission ("SEC") and declared effective. An amended prospectus supplement relating to the offering is being filed by the Company with the SEC. Copies of the prospectus supplement, together with the accompanying base prospectus, can be obtained at the SEC's website at http://www.sec.gov or from TOP Ships, Inc. 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece, Attention: Investor Relations.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Purchase Agreement amendment dated as of March 17th, 2017.

Attached to this report on Form 6-K as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the Shares.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: March 20, 2017	By:	/s/ Evangelos Pistiolis
Evangelos Pistiolis Chief Executive Officer